Exhibit 12.2

JMP GROUP INC.

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratio of earnings to fixed charges of JMP Group Inc. for the periods indicated. On January 1, 2015, JMP Group Inc. consummated a reorganization transaction pursuant to which JMP Group Inc. became a wholly owned subsidiary of JMP Group LLC (the “Reorganization Transaction”). As a result of the Reorganization Transaction, JMP Group LLC became the successor issuer to JMP Group Inc. pursuant to Rule 12g-3(a) under the Exchange Act. The historical financial data used to determine the ratio of earnings to fixed charges of JMP Group Inc. for the periods succeeding the Reorganization Transaction have been derived from the consolidated financial statements of JMP Group LLC. You should read these ratios of earnings to fixed charges in connection with the consolidated financial statements of JMP Group LLC, including the notes thereto.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations plus distributed income of equity investees before income taxes and cumulative effect of a change in accounting principle, adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries that did not have fixed charges. Fixed charges consist of interest expense primarily related to borrowings under our credit facility and interest expense incurred on asset-backed securities issued and on our 8.00% Senior Notes due 2023 and our 7.25% Senior Notes due 2021.

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Pre-tax income (loss) from continuing operations plus distributed income of equity investees, adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries with no fixed charges	$(1,984,784)	$(12,634,693)	$(8,844,061)	$19,502,969	$18,303,472	$4,751,211
Fixed charges:
Interest expense on all indebtedness	$8,439,962	$11,335,663	$11,083,951	$23,398,169	$30,110,318	$39,993,216
Pre-tax income (loss) from continuing operations plus distributed income of equity investees, adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries with no fixed charges, plus fixed charges (1)	$6,455,178	$(1,299,030)	$2,239,890	$42,901,138	$48,413,790	$44,744,427
Ratio of earnings to fixed charges (1)	0.76x (2)	N/A (2)	0.20x (2)	1.83x	1.61x	1.12x

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(1)	The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges.
(2)

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries with no fixed charges for the nine months ended September 30, 2017, and the years ended December 31, 2016 and 2015 was inadequate to cover fixed charges. We would have needed additional pre-tax income from continuing operations of $1,984,784, $12,634,693 and $8,844,061, respectively, to achieve coverage of 1:1 in these periods.